Presidio Merchant Partners LLC

(SEC ID No. 8-51431)

Annual Audit Report

December 31, 2025

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document


PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51431

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Presidio Merchant Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__255 Clayton Street, Suite 200__
                         (No. and Street)

__Denver__	__Colorado__	__80206__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Brodie Cobb__	__(415) 449-2525__	__bcobb@thepresidiogroup.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
                 (Name – if individual, state last, first, and middle name)

__675 Ygnacio Valley Blvd, Suite A200__	__Walnut Creek__	__California__	__94596__
(Address)	(City)	(State)	(Zip Code)

__February 24, 2009__	__3438__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brodie Cobb   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Presidio Merchant Partners LLC   , as of December 31, 2025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer
_____

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Presidio Merchant Partners LLC
Table of Contents
December 31, 2025

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 19, 2026

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash and cash equivalents	$	3,820,792
Accounts receivable		37,406
Prepaid expenses and other assets		1,277,026
Finance lease right-of-use asset		9,797
Operating lease right-of-use assets		783,884
Property and equipment, net		38,244
Leasehold improvements, net		21,470
Total Assets	$	5,988,619
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	100,659
Accrued distribution		26,942
Accrued compensation		1,433,738
Deferred revenue		200,000
Operating lease liabilities		847,389
Other liability		9,797
Total liabilities		2,618,525
Member's Equity		3,370,094
Total Liabilities and Member's Equity	$	5,988,619

The accompanying notes are an integral part of this financial statement.

1.   The Company and Its Significant Policies

The Company
Presidio Merchant Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC ("the Parent") doing business as The Presidio Group LLC. As a limited liability company, the liability of the Parent is limited to the value of its membership interest.

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services primarily to automotive dealerships, described in Revenue from Contracts with Customers below. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

Basis of Presentation
The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances.

1.   **The Company and Its Significant Policies (continued)**

Accounts Receivable
Accounts receivable represents amounts that have been earned in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no credit loss allowance was considered necessary as of December 31, 2025.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2025, the Company had four long term operating leases, one short term operating lease and one finance lease.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the three year estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Leasehold Improvements
Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected remaining life of the lease.

1.   **The Company and Its Significant Policies (continued)**

Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $32,454 and $37,406 as of January 1, 2025 and December 31, 2025, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $250,000 and $200,000 as of January 1, 2025 and December 31, 2025, respectively.

Income Taxes
The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is no longer subject to examination by taxing authorities for tax years before 2021.

2.   **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

2. **Fair Value Measurements (continued)**

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Money market fund	$ 2,640,468	-	-	$ 2,640,468
Total	$ 2,640,468	-	-	$ 2,640,468

3. **Property and Equipment**

Details of property and equipment at December 31, 2025 are as follows:

Furniture	$ 293,946
Computer Equipment	33,801
Fixtures	10,365
Less accumulated depreciation	(299,868)
Property and equipment, net	$ 38,244

4. **Retirement Plans**

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. As of December 31, 2025, a profit-sharing contribution of $227,500 remained accrued and is included in accrued compensation on the Statement of Financial Condition.

5.   Related Party Transactions

At the sole discretion of Parent's manager, the Company generally makes distributions of 10% of investment banking fees less allocated expenses. Beginning in 2025, the Company also distributed interest income. For the year ended December 31, 2025, distributions totaled $3,326,751. Periodically, the Company has outstanding payables and receivables arising from transactions with the Parent. As of December 31, 2025, there was no receivable or payable balance with the Parent.

The Company earned fees from investments made by the Parent, Members of the Parent, and an affiliated entity on investment banking deals. The Company paid referral fees to a Member of the Parent. There was no receivable or payable balance as of December 31, 2025, related to these transactions.

Leases
Operating leases and the finance lease are executed in the Parent's name but the Company uses the assets and assumes the liabilities under the leases. Lease assets represent the Company's right to use the underlying assets for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating and finance leases. Lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

Operating Leases
The Parent has operating leases for equipment in Norcross, Georgia and Denver, Colorado. The Parent has operating leases for office space in Norcross, Georgia and Denver, Colorado. Since the Company has the benefit of the related assets and pays all costs associated with operating leases, the ROU assets and operating lease liabilities related to leases are included in the Company's Statement of Financial Condition. There is an option to extend the term of the Denver office lease for two additional successive periods for a total of five years but it is uncertain if the Company will exercise this lease extension option. There is an option to extend the term of the Norcross office lease for two additional successive periods for a total of two years but it is uncertain if the Company will exercise this lease extension option. Therefore, the lease ROU asset and liability do not include an extended lease term option.

For the year ended December 31, 2025, information pertaining to related party operating leases is as follows:

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 783,884
Operating lease liabilities	$ 847,389
Weighted average remaining lease terms	36.86 months
Weighted average discount rate	6.17%

5.   Related Party Transactions (continued)

Operating Leases (continued)

Maturities of operating lease liabilities	
2026	$ 301,313
2027	307,302
2028	245,538
2029	76,875
Total lease payments	$ 931,028
Less discount	(83,639)
Total operating lease liabilities	$ 847,389

Beginning in August 2024, the Parent had an operating lease for equipment that was month-to-month. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this equipment lease as short-term and expensed the lease payments as incurred.

Finance Lease
On December 23, 2025, the Company entered into a finance lease for office equipment that expires on December 23, 2028. For the year ended December 31, 2025, information pertaining to the finance leases was as follows:

Financed Equipment	
Equipment financing lease obligation on January 1, 2025	$ -
Purchase of equipment for finance lease obligation	9,797
Financed equipment as of December 31, 2025	$ 9,797

Payments made on finance lease	$ -
Interest on lease liability	$ -
Remaining lease term	36 months
Discount rate	5.0 %

Maturities of Finance Lease Liability	
2026	$ 3,509
2027	3,509
2028	3,509
Total lease payments	10,527
Less discount	(730)
Total finance lease liability included in other liability on the Statement of Financial Condition	$ 9,797

6.   **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company's net capital was $1,943,139, which was $1,821,483 above its net capital requirement of $121,656. The Company's aggregate indebtedness to net capital ratio was .94 to 1.

7.   **Concentrations of Risk**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2025, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2025, 100% of the receivable of $37,406 was related to one customer.

8.   **Commitments and Contingencies**

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

9.   **Subsequent Events**

The Company has evaluated subsequent events through February 19, 2026, the date which the financial statement was issued.